UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409321106

(CUSIP Number)

John Caughey
CapGen Capital Group VI LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2012

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,024,981
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,024,981
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,024,981
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.0% (1)
14.	Type of Reporting Person (See Instructions) PN
__________

(1)
The calculation of the percentage of outstanding shares is based on 105,990,604 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer (as defined in the 13D filing) in its Form 10-Q filed August 7, 2012 (the “10-Q”), plus 64,287,848 shares issued on September 27, 2012 in the 2012 Rights Offering (as defined in the 13D filing) and the Standby Purchase (as defined in the 13D filing).

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,024,981
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,024,981
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,024,981
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.0% (1)
14.	Type of Reporting Person (See Instructions) OO
__________
(1)
The calculation of the percentage of outstanding shares is based on 105,990,604 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in its 10-Q, plus 64,287,848 shares issued on September 27, 2012 in the 2012 Rights Offering and the Standby Purchase.

CUSIP No. 409321106
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,024,981
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,024,981
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,024,981
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.0% (1)
14.	Type of Reporting Person (See Instructions) IN
__________

(1)
The calculation of the percentage of outstanding shares is based on 105,990,604 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in its 10-Q, plus 64,287,848 shares issued on September 27, 2012 in the 2012 Rights Offering and the Standby Purchase.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 4 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on October 12, 2010 (as amended by Amendment No. 1 filed on December 30, 2010, Amendment No. 2 filed on May 23, 2012 and Amendment No. 3 filed on June 28, 2012, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate funds used in connection with the purchase of 51,024,981 shares of Common Stock were $88,292,403.50 (the “Purchase Price”). The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP.

Item 4.            Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by inserting the below paragraph immediately following the tenth paragraph thereof:

On September 27, 2012, pursuant to the terms of the Standby Purchase Agreement, CapGen LP completed its purchase of 11,272,875 shares of Common Stock from the Issuer in the Standby Purchase that comprises a part of the Capital Raise.

Item 5.              Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group VI LP	51,024,981	30.0%	51,024,981	0	51,024,981	0
CapGen Capital Group VI LLC	51,024,981	30.0%	51,024,981	0	51,024,981	0
Eugene A. Ludwig	51,024,981	30.0%	0	51,024,981	0	51,024,981

(1)
The calculation of the percentage of outstanding shares is based on 105,990,604 shares of Common Stock outstanding as of July 31, 2012, as disclosed by the Issuer in its 10-Q, plus 64,287,848 shares issued on September 27, 2012 in the 2012 Rights Offering and the Standby Purchase.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 7.              Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 11	Joint Filing Agreement, dated September 28, 2012, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 28, 2012

CAPGEN CAPITAL GROUP VI LP

	By:	CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 11	Joint Filing Agreement, dated September 28, 2012, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig.